Att
4/11/03

SECUR  MISSION

03054434

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

RECEIVED MAR 3 1 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish And Elish Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E. Pike Street
(No. and Street)

Canonsburg, PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish, President (724) 745-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward A. Brethauer III, CPA
(Name – *if individual, state last, first, middle name*)

4055 Monroeville Blvd - Ste 426, Monroeville, PA 15146
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/14/03

OATH OR AFFIRMATION

I, Peter M. Elish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elish And Elish, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
Michael F. Mayone, Notary Public
Canonsburg Boro., Washington County
My Commission Expires Aug. 2, 2004

Signature

President
Title

Michael F. Mayone
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. See Stmt Footnote III
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. See Footnote V
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward A. Brethauer III

CERTIFIED • PUBLIC • ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Elish and Elish, Inc.
Canonsburg, PA 15317

We have audited the accompanying Statement of Financial Condition of Elish and Elish, Inc. (an S-Corporation functioning as a fully disclosed broker-dealer) as of December 31, 2002, and the related Statements of Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Elish and Elish, Inc. as of December 31, 2002, and the Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the twelve (12) month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information and calculations performed in Footnotes III and V have been presented as a part of our financial report in consideration of the Section 15c3-1 Net Capital Requirement of the Pennsylvania Securities Commission. This rule has specified as of December 31, 2002 a minimum net capital requirement at any one (1) point in time of five thousand dollars ($5,000.00) for fully disclosed broker-dealers operating through a clearinghouse (after exclusion of certain non-allowable assets). Based upon our calculation, it would appear that the Company was in technical satisfaction of this requirement at the date of these financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edward A. Brethauer III, CPA
Edward A. Brethauer, III, CPA
Monroeville, PA 15146
March 27, 2003

CORPORATE ONE OFFICE PARK • SUITE 426

4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Edward A. Brethauer III

CERTIFIED • PUBLIC • ACCOUNTANT

Independent Auditor's Report on Internal Accounting Control Required Under SEC Rule 17a-5

Board of Directors of
Elish and Elish, Inc.
Canonsburg, PA 15317

We have examined the financial statements of Elish and Elish, Inc. for the year ended December 31, 2002, and have issued our report thereon dated March 27, 2003. As a part of our examination, we considered the Company's system of internal accounting control (which includes the procedures for safeguarding securities) in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including a test of compliance with such practice and procedures) followed by Elish and Elish, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), namely, the making of periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserves required by rule 15c-3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practice and procedures referred to above, error or fraud may nevertheless occur and not be detected.

CORPORATE ONE OFFICE PARK • SUITE 426

4055 MONROEVILLE BLVD. MONROEVILLE, PA 15146 • (412) 856-8828

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission , and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Edward A. Brethauer III, CPA

Edward A. Brethauer, III, CPA
Monroeville, Pennsylvania 15146
March 27, 2003

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF FINANCIAL CONDITION
As Of December 31, 2002

ASSETS:	
Cash Accounts:	
Washington Federal Savings: Commission Account	$ 1,192.41
Washington Federal Savings: Checking Account	519.03
Corporate Investments (marked to market value) (Notes I and II)	18,570.44
Commissions Receivable From Clearinghouse and Miscellaneous Mutual Fund Transactions (Note I)	16,570.66
Order Rebate Receivable (Note I)	16.16
Office Furniture and Equipment (Note I)	32,128.21
LESS: Accumulated Depreciation on Furniture And Equipment (Note I)	(30,919.11)
Leasehold Improvements (Note I)	6,168.73
LESS: Accumulated Amortization of Leasehold Improvements (Note I)	(6,168.73)
Organizational Costs (Note I)	2,377.75
LESS: Accumulated Amortization of Organizational Costs (Note I)	(2,377.75)
TOTAL ASSETS	**$ 38,077.80**
LIABILITIES AND STOCKHOLDER'S EQUITY:	
LIABILITIES:	
Accounts Payable – Trade and Business Related (Note I)	$ 17,096.97
Accrued Payroll and Capital Stock Tax (Note I)	2,992.07
Accrued Retirement Plan Contributions to Company SEP Plan (Note VI)	-0-.
TOTAL LIABILITIES	**20,089.04**
STOCKHOLDER'S EQUITY:	
Capital Stock, $1.00 Par Value, 1,000,000 Shares Authorized, 25,000 Issued, 20,000 Outstanding (Note I)	25,000.00
Additional Paid In Capital (Note I)	42,602.84
Accumulated Adjustments Account	(44,614.08)
LESS: Treasury Stock (Note I)	(5,000.00)
TOTAL STOCKHOLDER'S EQUITY	**17,988.76**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 38,077.80**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC
(An S-Corporation Operating As A Fully Disclosed Broker-Dealer)

STATEMENT OF INCOME
AND
CHANGES IN STOCKHOLDER'S EQUITY

For the Twelve Month Period Ending
December 31, 2002

REVENUES:	
Gross Commissions From Investment Transactions (Note I)	$ 243,722.26
Order Flow Rebate Income	944.55
Other Income (Loss) From Company Investments	2,314.52
Investment Company Portfolio – Unrealized Gain or (Loss) (Note I)	(7,091.25)
TOTAL REVENUES	**239,890.08**
OPERATING EXPENSES:	
Advertising and Promotional Expenses	2,165.29
Amortization Expense – Leasehold Improvements (Note I)	-0-.
Amortization Expense – Organizational Costs (Note I)	-0-.
Bank Service Charges	89.00
Broker Commissions (Note I)	84,251.49
Business Gifts and Donations	947.53
Clearinghouse Fees and Charges (Note I)	58,079.25
Continuing Education	3 0.63
Depreciation Expense – Furniture and Equipment (Note I)	1,072.46
Dues and Registration Expenses	541.77
Insurance Expense – Business and General Liability	1,015.00
Interest Expense – (Notes I and II)	172.78
Maintenance and Cleaning of Office and Equipment	2,065.23
Meals and Entertainment Expense	5,442.00
Office Supplies Expense	1,798.56
Payroll and Corporate Stock Tax	4,096.54
Postage and Freight	1,254.95
Professional Services	19,132.77
Publications and Subscription Expense	971.14
Travel and Lodging Expense	154.78
Rental Expense of Office Space and Equipment (Note I)	5.617.06
Salary Expense (Note I)	50,961.42
Telephone Expense	
3,852.50	
Utilities Expense	1,094.91
Vehicle Expense	1,199.06
TOTAL OPERATING EXPENSES	**246,006.12**
Net Revenues Over (Under) Expenses for Twelve Month Period Ended December 31, 2002	(6,116.04)
PLUS: Beginning Balance Stockholder's Equity At January 1, 2002	31,220.36
LESS: Dividends Paid to Shareholder During 2002	(7,115.56)
Ending Balance of Stockholder's Equity at 12/31/02	**$ 17,988.76**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

STATEMENT OF CASH FLOWS
For The Twelve Month Period Ending
December 31, 2002

SOURCES OF CASH:	
Operations:	
Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending December 31, 2002	$(6,116.04)
ADD BACK: Items Not Requiring The Use of Cash:	
Amortization of Leasehold Improvements	-0-.
Amortization of Organizational Costs	-0-.
Depreciation of Furniture and Equipment	1,072.46
Adjusted Net Revenues Over (Under) Expenses For Calendar Year Reporting Period Ending 12/31/02	(5,043.58)
Decrease (Increase) In Commission Receivables	2,785.51
Decrease (Increase) in Order Rebate Receivables	276.34
Decrease (Increase) Short term Investments	7,422.94
Increase (Decrease) Accounts Payable – Trade	2,396.78
Increase (Decrease) In Corporate Tax Related and Retirement Plan Accruals	2,845.96
Cash Provided From (Used In) Operations	10,683.95
Financing Activities:	
Increase (Decrease) in Capitalized Lease Obligations	(782.28)
Dividends Paid to Shareholder	(7,115.56)
Increase (Decrease) In Shareholder Subordinated Loans	(2,000.00)
Cash Provided From (Used In) Financing Activities	(9,897.84)
Investing Activities:	0.
Cash Provided From (Used In) Investing Activities	(0.)
TOTAL CASH PROVIDED (USED IN) THE TWELVE (12) MONTH PERIOD ENDING DECEMBER 31, 2002	786.11
BALANCE OF CASH ACCOUNTS AT JANUARY 1, 2002	925.33
BALANCE OF CASH ACCOUNTS AT DECEMBER 31, 2002	**$ 1,711.44**

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Statement of Changes in Liabilities Subordinated to General Creditors

For The Twelve (12) Month Period Ending
December 31, 2002

Balance at January 1, 2002	$ 2,000.00
Payment of Subordinated Loan to Company Shareholder	(2,000.00)
Balance at December 31, 2002	$ 0.

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC.
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2002

No schedule is attached for the above computation, nor for the information relating to the Possession or Control Requirements, for Elish And Elish, Inc. as of December 31, 2002, since the company operates as a fully disclosed broker dealer and has no possession or safeguarding responsibilities for any client securities.

ELISH AND ELISH, INC.

(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements
December 31, 2002

I. General Background and Summary of Significant Accounting Principles:

Elish and Elish, Inc. (The "Company") was first incorporated on May 22, 1989 as a domestic Sub-Chapter S Corporation authorized to do business as an investment brokerage under the regulations of the Commonwealth of Pennsylvania.

While the Company was originally owned and closely held by three (3) shareholders (namely, Peter M. Elish, who has always served as the business manager, and his parents, who were simply passive investors), the Company did undergo a re-organization at the beginning of the 1992 calendar year, at which time, Mr. Elish was gifted all the shares originally held by his parents. From that point forward, aside from the receipt of a five thousand dollar ($5,000.00) personal subordinated loan from Mr. Elish's parents in 1996 and an additional ten thousand dollar ($10,000.00) subordinated loan from a relative in 1997, the Company has been operating under the sole leadership of Peter M. Elish, without any further financial or advisory input from outside sources. Moreover, as of December 31, 1999, Mr. Elish had succeeded in paying off his parents' loan and in converting the remaining ten thousand dollars ($10,000.00) into permanent paid in capital invested into the business. While his aunt continued to hold a small percentage of stock as a result of such changes, her stock was eventually repurchased by the company in November of 2000.

Regarding company operations, Elish and Elish, Inc. has, since its inception date, held itself out as a "fully disclosed broker-dealer", performing as much as seventy-six percent (76%) of its trading activities in the current year (i.e. except for mutual fund investments) through the Dain Correspondent Services Clearinghouse operating out of St. Louis, Missouri.

As an introducing broker in this fully disclosed status, the Company has always been required to maintain a minimum level of net capital as an ongoing investment in the company. Although, such level of required capital investment was as high as fifty thousand dollars ($50,000.00) in prior years, the regulations were changed in 1996, thereafter allowing Elish and Elish, Inc. to satisfy its capital requirement with a minimum of only five thousand dollars ($5,000.00).

Additionally, though, the Dain Correspondent Services Clearinghouse, through which Elish and Elish, Inc. runs its transactions, has historically required the Company to maintain a minimum of twenty-five thousand dollars ($25,000.00) in a special clearinghouse account as a form of security against transactions that go bad. As a result of adverse market fluctuations during calendar year 2000 and continuing into 2001, the clearinghouse account actually had fallen to a level under twenty-five thousand dollars ($25,000.00) by December 31, 2000 and was unable to recover on its own so as to fulfill the aforementioned collateral requirement. At first, the clearinghouse had tried to satisfy any deficit by withholding the commissions due to the Company on transactions during a particular month. Although this practice had permitted the Company to still continue its operations through the clearinghouse during 2001, the owner of the Company had eventually decided that he would instead prefer to pledge to the clearinghouse account securities (twenty (20) year zero coupon municipal bonds) in his and his spouse's name, with a market value of eleven thousand seven hundred seventy-eight dollars ($11,778.00) as of the effective date of contribution, December 1, 2001. Further, he had agreed to treat two thousand dollars ($2,000.00) of this amount as a subordinated loan to Elish and Elish, Inc., which loan could not be paid back to the shareholder-owner and his spouse until December 1, 2002 at the earliest.

Since the securities pledged as collateral continued to be in the name of Peter And Jeannette Elish, the only amount that had been reflected as an increase in Company investment assets as of December 31, 2001 was the two thousand dollars ($2,000.00) for which a formal secured demand note agreement

had been perfected. The remainder of the security valued pledged as collateral to the clearinghouse continued to be the property of Peter and Jeannette Elish as individuals, though this would likely be converted to securities in the name of Mr. Elish to be contributed to the Company as paid in capital should the need arise in the future as a result of a further decline in the market value of investments held through the Clearinghouse. At this time, there have been no additional guarantees made by the Company to these individuals in the event of a loss of their collateral, although , as of December 31, 2002, the subordinated loan to the Company has been completely paid back.

Method of Accounting Presentation:
The Corporation's books and records are currently maintained for financial statement purposes on an accrual basis of accounting, which serves to recognize income as it is earned (as opposed to when it is received in cash) and expenses as they are incurred (as opposed to when they are actually paid). This normally is accomplished through the creation of both accounts receivable and accounts payable, as shown on the accompanying Statement of Financial Condition. Such accounts in the current year purport to show amounts due from the clearinghouse or mutual fund families on transactions with a trade date before December 31, 2002, and amounts payable on such transactions or on other outside vendor services performed before the end of the calendar year respectively.

Under this general accounting framework, the following other significant accounting principles have been observed in the preparation of the attached financial statements.

Investments:
The Company has continued its practice of holding a certain amount of its earnings in the form of outside investments. As of the end of 2002, the owner had consolidated all remaining Company investments into three (3) primary accounts, with the major portion of such accounts being held through Dain Clearinghouse and consisting of a combination of equity mutual funds and zero coupon bonds (see previous discussion concerning owner's contribution in 2001)

As in prior years, in accordance with SEC requirements necessitating a continual "marking to market" of short term investments held by broker-dealers, the totals of all such accounts (excluding the zero coupon bonds in the names of Peter Elish and his wife) have been accumulated and stated at fair market value as of December 31, 2002 on the accompanying Statement of Financial Condition.

Any changes recognized in the market value as a result of this "marking to market" practice have been identified for the year and separately categorized in the Statement of Income under the heading of "Investment Company Portfolio – Unrealized Gains and Losses". The Company showed in 2002 a total unrealized investment loss of seven thousand ninety-one dollars ($7,091.00)

Furniture, Fixtures, and Equipment:
As of the initial date of incorporation in 1989, the stockholders had contributed office equipment purchased in prior years at a cumulative cost of four thousand four hundred eighty-one dollars ($4,481.00), for which depreciation expense of this entire amount had already been recognized on previous years' tax returns.

While accounting theory still presupposes a basis equivalent to the fair market value of the equipment contributed at the time of incorporation, the difference in this case was judged by management to be immaterial given the age and possible obsolescence of the items; therefore, this furniture and equipment has been shown in all previous years' statements, and continues to be shown on the current year's statements, at a net book value of zero (-0-).

Also, during the 1989 year, certain remodeling and leasehold improvement costs had been incurred by the shareholders in the development of their office space, and these costs had been capitalized under

the leasehold improvements category on the corporate Statement of Financial Condition. Since the date of their incurrence, these costs had been amortized over an expected life of seven (7) years from a beginning date of August 1, 1989. As of August 1, 1996, such initial improvements were completely amortized and therefore no further expense has been shown on the accompanying 2002 calendar year financial statements. Since year end 1989 through the date of this statement, other new equipment had been purchased in the cumulative amount of fifty-two thousand one hundred fourteen dollars ($52,114.00), including several items originally classified as capitalized leases, for which all obligations have been satisfied as of December 31, 2002. As of the end of calendar year 2002, a total of thirty-two thousand one hundred twenty-eight dollars ($32,128.00) of equipment still remained on hand, for which annual depreciation expense has been calculated using either a five (5) or seven (7) year life from the date of initial service, under a method similar to the modified accelerated depreciation system commonly utilized for tax purposes after 1986.

Management has always felt that this method closely approximates the estimated useful life and pattern of obsolescence expected from such equipment, in accordance with generally accepted accounting principles.

While additional expenditures may have been made during the current year for maintenance and repair of the various pieces of equipment and furniture, such costs have been directly deducted on the Statement of Income under the theory that they have not significantly contributed to the life of the equipment involved and should therefore be expensed immediately.

Organizational Costs:

This category reflects the legal costs and federal and state licensing fees incurred in the process of originally incorporating and registering the brokerage business in the state of Pennsylvania. Generally accepted accounting principles specify that such costs (other than ongoing routine fees) should be capitalized in the first year of business and amortized over a period of not less than sixty (60) months from the date of inception of the business. Accordingly, the attached financial statement has reflected accumulated amortization of these costs over a sixty (60) month period beginning with the date of incorporation on May 22, 1989. Since this period ended in calendar year 1994, no further amortization expense has been reflected on the Statement Of Income in the current year.

Lease Agreements Entered Into By Elish and Elish, Inc.:

The Company still holds a long-term lease contract for its office space with rent currently due in the amount of four hundred dollars ($400.00) per month. These operating lease expenditures have been classified as a part of rental expense on the accompanying Statement of Income, as is normally required by accounting theory pertaining to pure operating leases. Moreover, even though the lessor of the Company's office space continues to be a partnership of which Mr. Elish is a general partner, management does not feel that the agreement constitutes a related party problem, since the negotiated rental agreement itself is in accord with general fair market rates in effect for that particular area, and appears to have been determined strictly on an "arms length" basis between the lessor and lessee.

Federal and Pennsylvania Income Taxes Payable:

The Company has elected to be taxed under provisions of Sub-Chapter S of both the Internal Revenue Service Code and the Pennsylvania State Tax Regulations. Under such provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its own net income nor is it liable in the current year for Pennsylvania capital stock tax. Rather, the stockholder is held individually liable for the Company's taxable income flowing through to his personal income tax return. As a result, no Federal or Pennsylvania corporate income tax liability or deferral has been presented on the accompanying Statement of Financial Condition.

It should be noted, however, that if tax liability were indeed required to be reflected on the accompanying statements, the use of the cash basis of accounting by the shareholder for income tax purposes (and the resulting adjustment of receivables and payables for tax calculations) would result in no significant difference this year from the normal accrual tax calculation for the period ended December 31, 2002.

Payroll Liabilities:
As noted in the previous years' annual reports, prior to the first quarter of 1990, no compensation was ever paid to the shareholders for services performed during the developmental stages of the business from May 22, 1989 through the first two (2) months of 1990. However, no liability for back wages has ever been reflected on the audited statements due to the Board of Directors' agreement (prior to the incorporation date) to permanently waive any compensation to its shareholders-employees until the Company began to make at least ten thousand dollars ($10,000.00) of gross income in any one (1) month, which amount was judged to be a sufficient base for maintaining the Company operations while paying its active registered agents. Therefore, there was never any intent by the Board of Directors to establish a retroactive wage for past services, and consequently, no accrual for such past liability has ever been deemed necessary.

Similarly, in view of the intent of this agreement, no further liability has ever been recorded for any difference between what Mr. Elish accepted as payments for services in various past years or in the current year and what he might have expected to receive in the open market for the performance of similar services. Management's intent has never been to guarantee Mr. Elish a specified wage each year, and therefore, it has not been deemed necessary to reflect an accrual for any additional payroll due at December 31, 2002.

Use of Estimates in Financial Statement Preparation:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

II. Clearinghouse Agreement with Elish and Elish, Inc.:

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored deals.

Per the current clearinghouse agreement, however, Elish and Elish, Inc. is also required to maintain a continuous minimum balance in its clearinghouse account of twenty-five thousand dollars ($25,000.00) to both cover current transaction costs and to protect the clearinghouse from possible future liability. As previously mentioned in Footnote I, the Company experienced for the first time a slight shortfall in meeting such an obligation as of December 31, 2000 (and continuing on into 2001), but, as of the date of this report, as a result of a contribution into the account by the shareholder-owner and his wife, on December 1, 2001, of securities in their names, the Company has again been able to exceed the minimum balance required by the clearinghouse in order to continue business operations. The Company presently anticipates no further problems in meeting such a minimum balance in future years.

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2002

III. Net Capital Requirement Under Section 15c3-1:

Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of five thousand dollars ($5,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2002 is as follows:

Total Net Worth at 12/31/0	$ 17,988.76
Less: Unallowable Assets:	
Furniture and Equipment	(1,209.10)
Order Rebate Receivable	(16.16)
Organizational Costs	-0-.
Investments (assuming 15% haircut)	(2,785.56)
Total Allowable Net Capital at 12/31/02	$ 13,977.94

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to one to one (1:1).

IV. Net Capital Reserve Requirement Under Section 15c3-3:

No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

ELISH AND ELISH, INC
(An S-Corporation Operating as a Fully Disclosed Broker-Dealer)

Notes to the Financial Statements, continued
December 31, 2002

V. **Reconciliation of Audit Computation of Net Capital and Broker's Corresponding Unaudited Focus Report Part II Computation at December 31, 2002:**

Description of Net Capital Item	Amount Per Focus Report	Adjustments DR	Adjustments CR	Audit Report
Cash Accounts	$ 1,991.00		279.56	1,711.44
Commission Trade Receivables	18,680.00		2,109.34	16,570.66
Order Flow Receivable (Non-Allowable Assets)	17.00			17.00
Furniture and Fixture Costs (Non-Allowable Assets)	1,218.00		8.90	1,209.10
Securities (after haircut)	15,784.50			15,784.50
Accounts Payable and Accrued Liabilities	(23,535.00)	3,445.96		(20,089.04)
Totals @ 12/31/02 (excluding non-allowable assets)	$ 12,920.50	3445.96	2,388.90	13,977.56

Note: The major reconciling differences above appear to be: (1) a decrease to the commissions receivable account to make it correspond with the actual receipts in January and February 2003 and 2) a similar decrease of three thousand four hundred forty-six dollars ($3,446.00) in accounts payable for adjustment in accruals for professional legal services as discussed more fully in Footnote VIII.

VI. Retirement Plan For The Sole Shareholder:

No recognition of the owners' self employed retirement plan assets has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

Additionally, the business does not anticipate making any contribution into the owner's plan for 2002, and therefore, no liability for such a payment has been accrued on the financial statements as of December 31, 2002.

VII. Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic volatility as the rest of the country going into the 2003 calendar year. Although Company revenues did indeed decrease during the current year, the use of other registered representatives to expand the customer base has continued to help counteract the effects of any market downturn, and is expected to have a more significant impact as the market continues to recover. The results of future marketing efforts, however, cannot be predicted with any certainty at this date.

VIII. Contingencies:

During the final quarter of calendar year 2000, the Company was named as a co-defendant in a liability suit filed by an individual investor, who claims to have been misled in the purchase of certain insurance related products from an agent in the employ of one of Elish and Elish, Inc.'s registered representatives.

While the agent named in the suit did indeed work for the Company's registered representative, it was through an entirely separate business maintained by that particular representative, which business had never had any connection with Elish and Elish Inc. While the Company had, for the past three (3) years, processed trades for its registered representative (as an individual), it had never been contractually involved with any other subsidiary business of this representative and had never assisted in the processing of trades for any other agent.

Accordingly, during this period of time from December of 2000 through December 31, 2002, the Company's legal counsel had continued to express the opinion that the possibility of any adverse decision in this case was remote, and that a summary judgment removing this defendant from the case entirely would most likely be issued once the trial actually began in 2003 (the trial had previously been delayed as a result of the bankruptcy of one of the other defendants). As a result, no liability other than that for ongoing legal fees had previously been accrued for he eventual settlement of this case.

Subsequent to the date of these financial statements, the Company had learned that the other co-defendants in this case had decided to settle with the plaintiff rather than go to trial, which left the Company as the only remaining defendant in this case. While the Company lawyer still had believed that the probability of an adverse decision was remote, because of the removal of the other defendants from the case, the possibility of a summary judgment to excuse Elish and Elish Inc., was now unlikely, leaving the firm to face additional legal costs in the amount of approximately ten thousand dollars ($10,000.00) should the case proceed to a full trial.

At that point, as a direct result of these actions subsequent to December 31, 2002, the firm itself also had decided to settle with the plaintiff, and had made a payment of eight thousand one hundred twenty-five dollars ($8,125.00) in full settlement of the case in February of 2003. This amount has not been accrued on the accompanying financial statements at December 31, 2002 since the settlement was deemed by the Company to be a direct result of activities occurring after the calendar year end. The Company had also discussed this with NASD officials, who had expressed a similar belief that the settlement indeed would more properly be recognized as a 2003 event, and that this particular liability should not impact this firm's net capital computation at December 31, 2002.

Nevertheless, as a result of the Company's settlement payment in February of 2003 as well as the payment of legal fees for services performed in January of 2003 (approximately five thousand eight hundred dollars ($5,800.00), the firm has determined that certain measures must be taken in 2003 to prevent any further contraction of the Company's net capital. These would include:

(1) An immediate capital contribution of seventeen thousand seven hundred twenty-five dollars ($17,725.00) by the sole shareholder in the form of a personal payment of the aforementioned settlement and related legal fees;
(2) The retitling of the zero coupon bonds held by the clearinghouse so as to permit the firm to enter into a formal subordinated loan agreement for the entire fair market value of the bonds (approximately twelve thousand seven hundred thirty dollars ($12,730.00) as of December 31, 2002);

and (3) Pursuit of a mediation settlement to recover approximately twenty-four thousand dollars ($24,000.00) net legal costs expended in defending the firm during the past three (3) years against the above aforementioned suit.

While any recovery as listed in Number 3 above cannot be expressed with any certainty at this time, Company Management feels that the combination of all three (3) measures listed above should help to bolster the firm's net capital situation in 2003.


NASD

February 28, 2003

Mr. Peter M. Elish
Elish & Elish Brokerage & Research Co.
165 East Pike Street
Canonsburg, PA 15317

Re: Annual Audit – December 31, 2002

Dear Mr. Elish:

We are in receipt of your letter dated February 28, 2003, in which you requested an extension to file the December 31, 2002 annual audited report for Elish & Elish Brokerage & Research Co.

Based on the representations made in your letter, you are granted an extension until March 31, 2003 in which to file your annual audited report for fiscal year-end December 31, 2002.

Sincerely,

James J. Flicker (jbe)

James J. Flicker
Associate District Director

JJF/jbe

cc: Ms. Sherry T. Lawrence
NASD
Member Regulation, Programs
9509 Key West Avenue
Rockville, MD 20850

Edward A. Brethauer III
Corporate One Office Park
Suite 426
4055 Monroeville Blvd.
Monroeville, PA 15146